NOTIFICATION OF TRANSACTIONS OF PERSONS DISCHARGING MANAGERIAL RESPONSIBILITIES OR THEIR CONNECTED PERSONS

1. Notification made in accordance with Section 324 (as extended by Section 328) of the Companies Act 1985 and Disclosure rule 3.1.4R(1)(a) of the Disclosure Rules.

The Company has today been notified by the trustee of the BAE Systems Share Incentive Plan, Hill Samuel ESOP Trustees Limited, that on 21 September 2006 the following Persons Discharging Managerial Responsibility ("PDMRs") purchased ordinary shares of 2.5 pence each in BAE Systems plc under the Partnership Shares element of the BAE Systems Share Incentive Plan at a price of 391.5 pence per share. The transactions took place on the London Stock Exchange. The shares are held in the name of Lloyds TSB Registrars Corporate Nominee Limited.

The number of shares purchased by PDMRs is as follows:

Name of PDMR	Number of BAE Systems plc Ordinary shares acquired
Steve Mogford	32
Ian King	32

2. Notification made in accordance with Disclosure rule 3.1.4R(1)(b) of the Disclosure Rules.

The Company has been notified by the trustee of the BAE Systems Share Incentive Plan, Hill Samuel ESOP Trustees Limited, that the trustee has transferred 12,594 ordinary shares of 2.5 pence each in BAE Systems plc for nil consideration from Lloyds TSB Registrars Corporate Nominee Limited AESOP1 (allocated shares) to Lloyds TSB Registrars Corporate Nominee Limited AESOP2 (unallocated shares). The transfer was made following the forfeiture of shares, under the Rules of the BAE Systems Share Incentive Plan, from participants who have left the BAE Systems group.

Each of the following individuals, as executive directors, are deemed, along with certain other group employees, to have an interest in the aggregate balance of 101,617 shares now held by Lloyds TSB Registrars Corporate Nominee Ltd AESOP2 (unallocated shares):

- Chris Geoghegan
- Michael Lester
- Steve Mogford
- Mark Ronald
- George Rose
- Mike Turner.

22 September 2006

dlw 10/25

BAE Systems plc
Stirling Square
6 Carlton Gardens, London
SW1Y 5AD United Kingdom

T +44 (0)1252 373232
F +44 (0)1252 383991
www.baesystems.com

BAE SYSTEMS

With compliments

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company

BAE SYSTEMS plc

2. Name of shareholder having a major interest

The Capital Group Companies, Inc. on behalf of its affiliates, including Capital Guardian Trust Company, Capital International Limited, Capital International S.A., and Capital International Inc.

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

Shareholder named in 2 above

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

Capital Guardian Trust Company:	
State Street Nominees Ltd -	14,279,129
Bank of New York Nominees Ltd -	5,903,120
Northern Trust –	1,142,100
Chase Manhattan Bank Australia Limited -	24,900
Chase Nominees Ltd -	44,771,592
BT Globenet Nominees Ltd -	1,845,400
Midland Bank plc -	9,070,400
Cede & Co –	2,389,840
Deutsche Bank Mannheim -	6,800
Bankers Trust -	4,181,600
Barclays Bank -	258,400
Citibank London -	16,300
Royal Trust –	56,100
Brown Bros. -	240,900
Nortrust Nominees -	10,761,571
MSS Nominees Limited –	219,600
State Street Bank & Trust Co -	486,400
Citibank –	20,600
Citibank NA –	156,100
Deutsche Bank AG -	11,300
HSBC Bank plc -	3,900
Mellon Bank N.A. -	623,700
Bank of Ireland Nominees Limtied -	15,400
ROY Nominees Limited -	203,400
Mellon Nominees (UK) Limited -	3,199,873

HSBC –	153,900
J P Morgan Chase Bank -	3,783,300
Capital International Limited:	
State Street Nominees Ltd -	709,800
Bank of New York Nominees -	9,421,126
Northern Trust -	5,548,530
Chase Nominees Ltd -	5,858,800
Midland Bank plc -	422,100
Citibank London -	14,334
Morgan Guaranty -	703,300
Nortrust Nominees -	8,492,100
MSS Nominees Limited -	103,100
State Street Bank & Trust Co -	3,880,831
Lloyds Bank -	47,500
Citibank –	8,500
Citibank NA–	690,800
Deutsche Bank AG -	535,100
HSBC Bank plc -	2,195,500
Mellon Bank N.A. -	322,400
Northern Trust AVFC -	793,000
KAS UK –	67,800
Mellon Nominees (UK) Limited -	46,500
Bank One London -	422,100
Clydesdale Bank plc –	61,400
J P Morgan Chase Bank –	42,900
Raiffeisen Zentral Bank –	733,524
Fortis Bank –	32,000
Metzler Seel Sohn & Co –	36,300
Bayerische Hypo Und Vereinsbank AG -	59,700
Capital International S.A.:	
Chase Nominees Ltd -	3,180,049
Midland Bank plc -	599,400
Barclays Bank -	488,000
Brown Bros -	137,100
State Street Bank & Trust Co -	102,600
Lloyds Bank -	34,500
Citibank NA -	9,300
HSBC Bank plc -	375,300
Capital International, Inc:	
State Street Nominees Ltd –	4,452,100
Bank of New York Nominees -	843,300
Northern Trust –	46,500
Chase Nominees Limited –	3,126,100
Midland Bank plc -	472,100
Bankers Trust –	20,400
Brown Bros –	299,800
Nortrust Nominees -	350,400

State Street Bank & Trust Co –	188,200
Sumitomo Trust & Banking –	89,500
Citibank –	24,100
Citibank NA –	541,100
State Street Australia Limited –	294,200
HSBC Bank plc -	333,700
J P Morgan Chase Bank –	906,800

5. Class of security

Ordinary shares of 2.5 pence each

6. Date of transaction

Not disclosed. Figures given as at 20 September 2006

7. Total holding following this notification

161,989,219

8. Total percentage holding of issued class following this notification

5.009%

9. Any additional information

Notification received under s198 CA85

10. Name of contact and telephone number for queries

Ann-Louise Holding (01252) 373232

11. Name and signature of authorised company official responsible for making this notification

Ann-Louise Holding, Assistant Company Secretary

12. Date of notification

22 September 2006